UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                          FORM 11-K


   FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
     AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934




(Mark One)

  [  X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934


            for the ten months ended December 31, 1993


                             OR


  [    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934





                Commission file number 1-5975


     A.   Full title of plan: Humana Retirement and Savings Plan
                              (formerly Humana Thrift Plan)


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         Humana Inc.
                    500 West Main Street
                 Louisville, Kentucky  40202






                           1 of 25

                          I N D E X




                                                                Pages

Report of Independent Accountants                                   3


Financial Statements:

  Statement of Net Assets Available for Benefits,
     December 31, 1993 and February 28, 1993                        4

  Statement of Changes in Net Assets Available for
     Benefits for the ten months ended December 31, 1993            5

  Notes to Financial Statements                                  6-14


Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes,
     December 31, 1993 (Item 27a of Form 5500)                  15-16

  Schedule of Reportable Transactions for the ten
     months ended December 31, 1993 (Item 27d of Form 5500)        17


Pro Forma Schedules:

  Pro Forma financial information                                  18

  Pro Forma Statement of Net Assets Available
     for Benefits, February 28, 1993                               19

  Pro Forma Statement of Changes in Net Assets Available
     for Benefits for the ten months ended December 31, 1993       20

  Pro Forma Statement of Changes in Net Assets Available
     for Benefits for the six months ended February 28, 1993       21

  Pro Forma Statement of Changes in Net Assets Available for
     Benefits for the year ended August 31, 1992                   22

Signature Page                                                     23

Exhibit Index                                                      24

Exhibit 23 - Consent of Coopers & Lybrand                          25

              REPORT OF INDEPENDENT ACCOUNTANTS


To the Retirement and Savings Plan Committee
Humana Inc.

We have audited the accompanying statements of net assets available for benefits of the Humana Retirement and Savings Plan (the "Plan") as of December 31, 1993 and February 28, 1993, and the related statements of changes in net assets available for benefits for the ten months ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and February 28, 1993, and the changes in net assets available for benefits for the ten months ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in footnote #7 is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





COOPERS & LYBRAND

Louisville, Kentucky
June 24, 1994

             HUMANA RETIREMENT AND SAVINGS PLAN

       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

           December 31, 1993 and February 28, 1993





         ASSETS                            December 31,   February 28,
                                               1993           1993
Investments:
  Common stocks                          $  90,340,238   $135,858,409
  ILA Treasury Portfolio                                       66,957
  NCC Funds Government Portfolio             5,345,816      8,584,642
  NCB Capital Preservation Fund             11,426,678
  Investment contracts                      35,307,589     99,524,798
  Collateralized mortgage
     obligations                                            4,906,319
  Bonds and asset-backed
     securities                              3,202,886     16,531,085

     Total investments                     145,623,207    265,472,210

Cash                                             3,619
Receivable from participating
  employers for participant
  withholdings and employer
  contributions                              7,354,120      1,075,692
Accrued interest and dividends               1,032,047      7,091,755

     Total assets                          154,012,993    273,639,657


     LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Cash overdraft                                              4,466,535
Forfeited employer contributions
  available to reduce future
  employer contributions                                       98,788

     Total liabilities                                      4,565,323

Net assets available for benefits          $154,012,993  $269,074,334





           The accompanying notes are an integral
              part of the financial statements.

             HUMANA RETIREMENT AND SAVINGS PLAN

  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

         For the ten months ended December 31, 1993


Additions to net assets:

  Investment income:

   Net appreciation
    in fair value of investments                       $ 45,269,220
   Interest                                               3,294,953

                                                         48,564,173

  Contributions:

   Participants                                           6,425,270
   Employer                                               9,043,532
   Forfeited employer contributions                        (706,995)
   Transfer from Humana Basic Retirement Plan           257,294,446

     Total additions                                    320,620,426

Deductions from net assets:

  Benefits paid to participants                          17,049,511
  Administrative expenses                                   165,182
  Transfer to Galen Plan                                418,467,074

     Total deductions                                   435,681,767

         Net decrease                                  (115,061,341)

Net assets available for benefits:

  Beginning of period                                   269,074,334

  End of period                                        $154,012,993




           The accompanying notes are an integral
              part of the financial statements.

                NOTES TO FINANCIAL STATEMENTS



1.  Reorganization:

    On August 27, 1992, Humana Inc.'s ("Humana") board of directors (the "Board") authorized management to proceed with the separation of Humana into two publicly held corporations, one to operate the acute-care hospital business and the other to operate the health plan business (the "Spinoff"). The Spinoff was approved by Humana's stockholders on February 18, 1993 and was completed on March 1, 1993. The Spinoff was effected through the distribution to stockholders of Humana of all of the outstanding shares of common stock of a new publicly-traded hospital holding company, Galen Health Care, Inc. ("Galen"). Immediately after the Spinoff, Humana continued to operate the health plan business and Galen operated the hospital business.

    In connection with the Spinoff, effective March 1, 1993, Humana merged the Humana Thrift Plan and the Humana Basic Retirement Plan to form one plan, the Humana Retirement and Savings Plan (the
    "Plan"), with combined net assets valued at approximately
    $526,369,000. Concurrently, the assets of the Plan which were attributable to the benefits accrued by Galen employee participants, valued at approximately $418,467,000, were transferred from the Plan to the newly formed Galen Retirement and Savings Plan (the "Galen Plan").

    As a result of each Humana stockholder receiving one share of common stock of Galen, the stock funds of the Plan and the Galen Plan held the other company's common stock. However, pursuant to the Employee Benefits Allocation Agreement, entered into as part of the Spinoff, Humana common stock held by the Galen Plan was exchanged for the Galen common stock held by the Humana Plan. The exchange was based upon the relative fair market value of each such common stock subsequent to the Spinoff.

    In conjunction with the merger of the plans, the year end was changed to December 31 to correspond with the company year end.


2.  Summary of Plan:

    The Plan is a qualified, trusteed plan subject to the Employee Retirement Income Security Act of 1974. The Plan maintains two accounts, the Thrift Account and the Retirement Account.

    Any employee of Humana and its subsidiaries who has completed at least one year of continuous service with a sponsoring employer and has complied with certain other service requirements is eligible to participate in the Thrift Account of the Plan. A participant, through payroll deductions, may contribute not less than 1% nor more than 6% of the participant's compensation per pay period. An amount equal to 50% of the participant's contributions is contributed by the employer. The Board, at its option, may increase this matching percentage up to 100%. Participants who contribute the maximum 6% amount are eligible to make additional voluntary contributions of amounts which do not exceed 4% of their annual compensation. These voluntary contributions are not eligible for employer matching contributions.

                          Continued

    After an employee completes two years of service, Humana makes annual contributions to the Retirement Account equal to 4% of each participating employee's qualifying compensation earned during the Plan year, plus 4% of any compensation that exceeds the Social Security taxable wage base. Contribution amounts are computed as of the end of each Plan year and are nonforfeitable.

    Contributions to the Plan by or on behalf of highly compensated employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code of 1986 ("IRC") as amended.

    If the employer terminates the Plan, the entire interest of each participant shall become nonforfeitable and distributable generally as benefits to withdrawing participants.

    Contributions to the Plan are invested by National City Trust
    Company ("Trustee") in three separate funds as follows:

      Interest Income Fund: In obligations of the United States and United States Government agencies, bonds, asset-backed securities, debentures, notes or other evidences of indebtedness, shares of preferred stock and any other property, the rate of return from which is established by the instruments evidencing the investments, including principal and interest contracts.

      Stock Index Fund: In shares of the State Street Flagship Domestic Index Fund which invests exclusively in securities which attempt to match the return of the Standard and Poor's 500 Index.

      Humana Common Stock Fund: In Humana common stock or, if shares of such stock are not available for purchase or such purchase is not authorized by law, U. S. Treasury Bills, commercial paper, certificates of deposit and money market funds. All employer contributions to the Thrift Account are invested in this fund. Employer contributions may be made in cash, in shares of Humana common stock, or a combination thereof.

    A participant may allocate his/her contributions to the various funds, in the Thrift Account, in increments of not less than 25%.
    In the absence of such allocation, the participant's contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's future contributions among the three Plan funds and a change in the investment of existing accounts ("Transfers"), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred by the Trustee before, on or after the employee's monthly election rather than transferring strictly based on the value at the monthly closing price.

    When purchasing or selling Humana common stock, the Trustee must first offer to purchase the stock from or sell it to Humana at a price not less favorable than could be obtained from an independent source. If Humana declines to participate in the transaction, the Trustee may execute the purchase or sale in the market or otherwise. No brokerage commissions are paid on Humana stock transactions with Humana.



                          Continued

    The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's retirement on or after the date he/she attains age 65; (2) the participant's early retirement after attaining age 55 and having been credited with three years of service prior to August 31, 1989, but only two years subsequent to that date; (3) a determination by Humana upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (4) the participant's death. Employee contributions are nonforfeitable. Participants who withdraw prior to being credited with four years of participation are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan.

    Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Thrift Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

    A participant may generally withdraw an amount from the Thrift Account equal to the value of the participant's account as of the valuation date following the date the withdrawal request is received by the Plan Administrator. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

    Benefits under the Plan are payable to withdrawing participants including retirees as follows:

    (a) A lump sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund partially or totally in Humana common stock, or

    (b) Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

    (c) A life annuity form of payment, or

    (d) A life annuity with guaranteed payments.

    Operating expenses of the Plan are paid by the Plan.




                          Continued

    There were approximately 12,000 and 34,000 participants at December 31, 1993 and February 28, 1993, respectively, who had allocated their contributions to one or more funds as follows:

                                   December 31, 1993    February 28, 1993
       Humana Common Stock Fund          7,768                15,359
       Stock Index Fund                  4,780                 7,697
       Interest Income Fund             10,166                24,894

    Humana has the right, under the Plan, to discontinue its contribution at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by Humana.

    Effective January 1, 1994, a new account, the Pretax Savings Account, was added to the Plan. A participant, through pretax payroll deductions, may contribute not less than 1% nor more than 6% of the participants' compensation per pay period. An amount equal to 50% of the participant's contribution is contributed by the employer. Participants who contribute the maximum 6% amount are eligible to make additional pretax contributions of amounts which do not exceed 8% of their annual compensation. These voluntary contributions are not eligible for employer contributions. With the addition of the Pretax Savings Account, no contributions will be made to the Thrift Account after December 31, 1993.


3.  Summary of Significant Accounting Policies:

    Benefits are recorded when paid.

    Net appreciation in fair value of investments consists of both realized gains or losses and unrealized appreciation or depreciation.

    Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the period; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices.

    The fair values of units in the ILA Treasury Portfolio, the NCC
    Funds Government Portfolio, and the NCB Capital Preservation Fund are determined by the Trustee based upon the securities comprising the funds. The fair values for those securities represent the last recorded sale of the year. In the absence of recorded sales, and for securities not listed on a national securities exchange, the fair values represent the mean of bid and asked prices obtained from brokers.



                          Continued

    The Interest Income Fund investments include investment contracts, collateralized mortgage obligations, bonds and asset-backed securities. Each investment contract is carried at fair value, which represents contributions plus interest earned and paid at specified rates. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from brokers. The rates of interest for the collateralized mortgage obligations generally are floating rates based on the London Interbank Offered Rate. The rates of interest for bonds and asset-backed securities are fixed.


4.  Investments:

    The following table sets forth the fair value of investments at December 31, 1993. Investments that represent 5% or more of the Plan's net assets as well as investments in excess of $2,000,000 as of December 31, 1993 have been separately identified:

                                           Par or Maturity
                                           Value/Number of
                                           Units or Shares    Fair Value
     Common stocks:
       Humana Inc.                            4,174,765     $ 74,123,681
       State Street Flagship
         Domestic Index Fund                    233,013       16,216,557

                                                              90,340,238

     NCC Funds Government Portfolio           5,345,816        5,345,816

     NCB Capital Preservation Fund           11,426,678       11,426,678

     Investment contracts at
      contract value:
       Bankers Trust Co.                    $ 2,038,836        2,038,836
       Canada Life Insurance Co.            $ 3,000,000        3,000,000
       New York Life Insurance Co.          $ 3,890,761        3,890,761
       New York Life Insurance Co.          $ 2,858,694        2,858,694
       Protective Life Insurance Co.        $ 2,330,991        2,330,991
       Provident Life & Accident
        Insurance Co.                       $ 2,084,215        2,084,215
       Others                               $19,104,092       19,104,092

                                                              35,307,589

     Bonds and asset-backed securities:
       Various                              $ 3,163,159        3,202,886

                                                            $145,623,207



                          Continued

    During the ten months ended December 31, 1993, the Plan's investments (including investments bought, sold and held during the period) appreciated (depreciated) in value as follows:

    Common stocks                                        $45,328,717
    Collateralized mortgage obligations                       (6,556)
    Bonds and asset-backed securities                        (52,941)
                                                         $45,269,220

    The per share price of Humana common stock was $17.75 at December 31, 1993.


5.  Reconciliation of Financial Statements to Form 5500:

    The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                        December 31,     February 28,
                                            1993             1993
    Net assets available for
      benefits per the
      financial statements             $154,012,993     $269,074,334

    Amount allocated to with-
     drawn participants                  (2,260,295)

    Net assets available for
     benefits per the Form 5500        $151,752,698     $269,074,334

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


6.  Income Tax Status:

    The Plan is a qualified employees' trust under Section 401(a) of the IRC, as amended, and as such is subject to Internal Revenue Service regulations for such plans and is exempt from federal income taxes under Section 501(a). Participation in the Plan could affect a participant's ability to make a tax-deductible contribution to an Individual Retirement Account (IRA).

    Employee contributions made to the Thrift Account in the Plan are made with after-tax dollars, but investment earnings accumulate tax-deferred until money is withdrawn from the Plan. The Tax Reform Act of 1986 changed the way in which withdrawals from this type of plan are taxed.



                          Continued

    Certain amounts contributed before January 1, 1987 can be withdrawn without current taxes on the amount withdrawn. The withdrawal is considered to be after-tax contributions from the period before the Tax Reform Act and does not include investment earnings. If amounts withdrawn are greater than pre-1987 contributions, such amounts are first considered to come proportionately from post-1986 contributions (after-tax) and from investment earnings on the contributions. Any distributions in excess of these amounts come from vested Company contributions. The portion attributed to investment earnings and vested Company contributions is taxed as income when withdrawn. In addition, if a participant is younger than age 59 1/2, the taxed amount will also be subject to a 10% penalty tax for early withdrawal unless the withdrawal is for reasons specified in the tax law, including retirement after age 55, disability or death.

    If a lump-sum distribution is made from the Plan, a participant may continue to defer current taxation by transferring the portion that has not been previously taxed to an IRA within 60 days. The amount rolled over is not taxable until the participant (or the participant's beneficiary, if the participant dies) withdraws from the IRA (generally after age 59 1/2). The amount withdrawn each year is then taxable as ordinary income.

    A lump-sum distribution that is eligible for this special treatment is a payment of the entire balance in the Plan account
    (contributions, vested Company contributions and earnings on these balances), but only if the distribution is payable because of:

    (a)  death or disability,
    (b)  reaching age 59 1/2, or
    (c)  discontinuance of employment with the Company

    If a distribution is not rolled over, the tax treatment depends on several factors - age, length of participation in the Plan, the portion taken as current income (if any) and a decision on which of the tax treatments available is most advantageous.

    If a participant receives a qualifying lump-sum distribution from the Plan, has participated in the Plan for at least five years before the year in which a distribution is made and if the participant is at least age 59 1/2, five-year averaging is available. (If age 50 or older on January 1, 1986, ten-year averaging at 1986 rates can be used.) The use of averaging is a one-time option.

    If a participant rolls over only part of the distribution into an IRA, the participant must include the remainder in ordinary income and may not use averaging treatment to compute the tax.

    Regardless of years of participation in the Plan, if a participant receives a lump-sum distribution (as described above) that includes Humana common stock that has appreciated in value since it was purchased by the Trustee, the participant may defer paying tax on that appreciation until the stock is sold. This option also applies to the portion of a distribution of Humana common stock that was purchased with employee contributions, even if the distribution does not qualify as a lump-sum distribution.

    A distribution before age 59 1/2 of amounts other than employee contributions that is not rolled over is generally subject to a 10% penalty tax in addition to the regular income tax. However, this additional tax does not apply to distributions made for reasons specified in the tax law, including death, disability or retirement after age 55.

    Effective January 1, 1993, any distribution that has not previously been taxed is subject to a 20% federal tax withholding by the sponsoring employer unless the participant has elected a direct transfer to an IRA or the qualified plan of another employer at the distribution date.


                          Continued

7.  Activity by Fund for the Ten Months Ended December 31, 1993:

                                 Interest       Stock        Humana
                                  Income        Index     Common Stock
                                   Fund         Fund          Fund          Total
Additions to net assets:
  Investment income:
    Net appreciation
     (depreciation) in fair
     value of investments    $    (59,497)  $ 1,115,949  $ 44,212,768  $ 45,269,220
    Interest                    3,278,951         2,005        13,997     3,294,953

                                3,219,454     1,117,954    44,226,765    48,564,173

  Contributions:
    Participants                2,873,448     1,729,469     1,822,353     6,425,270
    Employer                    4,288,695     1,769,696     2,985,141     9,043,532
    Forfeited employer
     contributions                                           (706,995)     (706,995)
    Transfer from Humana
     Basic Retirement Plan    184,376,569    45,913,207    27,004,670   257,294,446

       Total additions        194,758,166    50,530,326    75,331,934   320,620,426


Deductions from net assets:
  Benefits paid
   to participants              9,123,767     1,306,574     6,619,170    17,049,511
  Administrative expenses          79,344        28,110        57,728       165,182
  Interfund transfers          (1,269,512)     (839,930)    2,109,442
  Transfer to Galen Plan      259,771,446    49,923,656   108,771,972   418,467,074

       Total deductions       267,705,045    50,418,410   117,558,312   435,681,767


    Net increase (decrease)   (72,946,879)      111,916   (42,226,378) (115,061,341)

Net assets available
 for benefits:
  Beginning of period         132,642,663    17,976,840   118,454,831   269,074,334

  End of period              $ 59,695,784   $18,088,756  $ 76,228,453  $154,012,993

                                         14

                         HUMANA RETIREMENT AND SAVINGS PLAN
                             PLAN #002  EIN #61-0647538
                   SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  December 31, 1993
                               (Item 27a of Form 5500)

                                    Stated              Par or Maturity
                                    Issuer   Maturity   Value/Number of
                Issuer               Rate      Date     Units or Shares      Cost        Fair Value
Common stocks:
 Humana Inc.                                               4,174,765     $ 34,140,246  $ 74,123,681
 State Street Flagship
  Domestic Index Fund                                        233,013       13,585,309    16,216,557

                                                                           47,725,555    90,340,238

NCC Funds Government Portfolio                             5,345,816        5,345,816     5,345,816
NCB Capital Preservation Fund                             11,426,678       11,426,678    11,426,678

                                                                           16,772,494    16,772,494

Investment contracts at
 contract value:
 Bankers Trust Co.                   8.83%     06/1999    $1,506,991        1,506,991     1,506,991
 Bankers Trust Co.                   8.54%     04/1997    $2,038,836        2,038,836     2,038,836
 Canada Life Insurance Co.           5.71%     09/1998    $3,000,000        3,000,000     3,000,000
 Commonwealth Life Insurance Co.                          $1,412,388        1,412,388     1,412,388
 Confederation Life Insurance Co.,
  Group Annuity Contract             8.46%     05/1996    $  711,780          711,780       711,780
 Confederation Life Insurance Co.,
  Group Annuity Contract             9.34%     05/1994    $1,398,595        1,398,595     1,398,595
 Confederation Life Insurance Co.,
  Group Annuity Contract             9.44%     05/1995    $  996,492          996,492       996,492
 Hartford Life Insurance Co.         9.18%     11/1994    $  284,712          284,712       284,712
 Life Insurance Co. of Georgia,
  Group Annuity Contract             8.20%     10/1994    $1,631,694        1,631,694     1,631,694
 Massachusetts Mutual Life
  Insurance Co., Group
  Annuity Contract                   9.13%     05/1994    $  854,136          854,136       854,136
 Massachusetts Mutual Life
  Insurance Co., Group
  Annuity Contract                   9.13%     05/1994    $1,398,595        1,398,595     1,398,595


                         HUMANA RETIREMENT AND SAVINGS PLAN
                             PLAN #002  EIN #61-0647538
             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Continued
                                  December 31, 1993
                               (Item 27a of Form 5500)


                                   Stated                Par or Maturity
                                   Issuer    Maturity    Value/Number of
                Issuer              Rate       Date      Units or Shares         Cost           Fair Value
 Metropolitan Life Insurance Co.    8.30%    01/1998       $  389,919             389,919          389,919
 Metropolitan Life Insurance Co.    8.60%    11/1994       $  186,523             186,523          186,523
 Metropolitan Life Insurance Co.    8.55%    01/1998       $  746,093             746,093          746,093
 New York Life Insurance Co.,
  Group Annuity Contract            7.42%    05/1997       $3,890,761           3,890,761        3,890,761
 New York Life Insurance Co.,
  Group Annuity Contract            7.43%    05/1997       $2,858,694           2,858,694        2,858,694
 Ohio National Life Insurance
  Co., Group Annuity Contract       8.65%    11/1994       $  569,423             569,423          569,423
 Ohio National Life Insurance
  Co., Group Annuity Contract       8.65%    11/1994       $1,165,496           1,165,496        1,165,496
 Ohio National Life Insurance
  Co., Group Annuity Contract       9.39%    05/1995       $  932,396             932,396          932,396
 Ohio National Life Insurance
  Co., Group Annuity Contract       9.39%    05/1995       $  569,424             569,424          569,424
 Principal Mutual Life
  Insurance Co.                     8.62%    05/1997       $  878,504             878,504          878,504
 Principal Mutual Life
  Insurance Co.                     8.62%    05/1998       $  878,504             878,504          878,504
 Protective Life Insurance Co.,
  Group Annuity Contract            8.70%    05/1996       $  996,492             996,492          996,492
 Protective Life Insurance Co.,
  Group Annuity Contract            9.62%    05/1995       $2,330,991           2,330,991        2,330,991
 Provident Life Insurance Co.,
  Group Annuity Contract            7.70%    05/1997       $1,595,935           1,595,935        1,595,935
 Provident Life and Accident
  Insurance Co., Group
  Annuity Contract                  7.72%    05/1997       $2,084,215           2,084,215        2,084,215

                                                                               35,307,589       35,307,589
Bonds and asset-backed securities:
 Case Equipment Trust               5.40%    12/1995       $  392,827             392,520          396,402
 GMAC Grantor Trust                 6.75%    06/1996       $1,003,731           1,031,490        1,022,862
 GMAC Grantor Trust                 4.50%    09/1997       $  939,370             935,407          941,418
 Select Auto Receivable Trust       7.40%    05/1996       $  827,231             842,353          842,204

                                                                                3,201,770        3,202,886

                                                                             $103,007,408     $145,623,207

                              16

             HUMANA RETIREMENT AND SAVINGS PLAN

                 PLAN #002  EIN #61-0647538

             SCHEDULE OF REPORTABLE TRANSACTIONS

         For the ten months ended December 31, 1993

                   (Item 27d of Form 5500)





                                               Sales of Assets
        Issuer            Purchase       Selling   Cost of Asset   Gain
NCC Funds Government
  Portfolio             $81,204,343    $84,443,169   $84,443,169



                PRO FORMA FINANCIAL INFORMATION


The unaudited pro forma financial information for the Plan includes the Humana Thrift Plan ("historical") adjusted for the transfer of the assets from the Humana Basic Retirement Plan and the transfer of the plan assets accrued by Galen participants to the Galen Plan. The unaudited pro forma Statement of Net Assets Available for Benefits at February 28, 1993, presents the plan financial position assuming the plans were separated as of February 28, 1993. The unaudited pro forma Statement of Changes in Net Assets Available for Benefits for the ten months ended December 31, 1993, the six months ended February 28, 1993, and the year ended August 31, 1992, present the results of operations of the Plan assuming the transfer of the plan assets from the Humana Basic Retirement Plan and the transfer of the plan assets accrued by Galen participants to the Galen Plan had occurred prior to September 1, 1991, and include all material pro forma adjustments necessary for this purpose.

The unaudited pro forma financial information of the Plan should be read in conjunction with the audited financial statements contained in this report. The pro forma data is for informational purposes only and may not necessarily reflect future operations and financial position or what the results of operations or financial position would have been, had the Plan been operated as a separate plan.

               PRO FORMA STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     (Unaudited)
                                  February 28, 1993

                                                                   Pro Forma Adjustments
                                                                Transfer of       Transfer of
                                                              Assets from the     Plan Assets
         ASSETS                                                Humana Basic        to Galen
                                           Historical         Retirement Plan         Plan             Pro Forma
Investments:
  Common stocks                          $135,858,409         $ 56,262,315      $(144,555,872)       $ 47,564,852
  ILA Treasury Portfolio                       66,957            5,000,000         (4,274,565)            792,392
  NCC Funds Government Portfolio            8,584,642           46,767,694        (45,195,260)         10,157,076
  Investment contracts                     99,524,798          107,966,657       (168,922,605)         38,568,850
  Collateralized mortgage
     obligations                            4,906,319                              (4,579,385)            326,934
  Bonds and asset-backed
     securities                            16,531,085           13,932,882        (24,649,687)          5,814,280

     Total investments                    265,472,210          229,929,548       (392,177,374)        103,224,384

Cash                                                                25,284            (25,284)
Receivable from participating
  employers for participant
  withholdings and employer
  contributions                             1,075,692           22,987,211        (20,513,803)          3,549,100
Amount due from broker                                           2,184,487         (1,844,554)            339,933
Accrued interest and dividends              7,091,755            2,650,916         (7,749,289)          1,993,382

     Total assets                         273,639,657          257,777,446       (422,310,304)        109,106,799


     LIABILITIES AND NET ASSETS
       AVAILABLE FOR BENEFITS

Cash overdraft                              4,466,535                              (3,382,396)          1,084,139
Amount due to broker                                               483,000           (393,098)             89,902
Forfeited employer contributions
  available to reduce future
  employer contributions                       98,788                                 (67,736)             31,052

     Total liabilities                      4,565,323              483,000         (3,843,230)          1,205,093

Net assets available for benefits         $269,074,334        $257,294,446      $(418,467,074)       $107,901,706



            PRO FORMA STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                        (Unaudited)
                        For the ten months ended December 31, 1993

                                                                   Pro Forma Adjustments
                                                                Transfer of     Transfer of
                                                              Assets from the   Plan Assets
                                                               Humana Basic      to Galen
                                           Historical         Retirement Plan       Plan                 Pro Forma
Additions to net assets:
  Investment income:
   Net appreciation in fair
    value of investments                 $ 45,269,220                                                $ 45,269,220
   Interest                                 3,294,953                                                   3,294,953

                                           48,564,173                                                  48,564,173

  Contributions:
    Participants                            6,425,270                                                   6,425,270
    Employer                                9,043,532                                                   9,043,532
    Forfeited employer contributions         (706,995)                                                   (706,995)
    Transfer from Humana Basic
     Retirement Plan                      257,294,446         $(257,294,446)

      Total additions                     320,620,426          (257,294,446)                           63,325,980

Deductions from net assets:
  Benefits paid to participants            17,049,511                                                  17,049,511
  Administrative expenses                     165,182                                                     165,182
  Transfer to Galen Plan                  418,467,074                           $(418,467,074)


      Total deductions                    435,681,767                            (418,467,074)         17,214,693

         Net increase (decrease)         (115,061,341)         (257,294,446)      418,467,074          46,111,287

Net assets available for benefits:
  Beginning of period                     269,074,334           257,294,446      (418,467,074)        107,901,706

  End of period                          $154,012,993          $                $                    $154,012,993



            PRO FORMA STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                        (Unaudited)
                        For the six months ended February 28, 1993



                                                                   Pro Forma Adjustments
                                                                Transfer of       Transfer of
                                                              Assets from the     Plan Assets
                                                               Humana Basic        to Galen
                                           Historical         Retirement Plan        Plan               Pro Forma
Additions to net assets:
  Investment income (loss):
    Net appreciation (depreciation)
     in fair value of investments        $ (6,092,941)        $  1,577,382      $  3,244,571         $ (1,270,988)
    Interest                                5,006,650            5,239,306        (8,655,042)           1,590,914
    Dividends                               2,678,759              506,564        (2,382,566)             802,757

                                            1,592,468            7,323,252        (7,793,037)           1,122,683

  Contributions:
    Participants                           26,451,848                            (21,089,256)           5,362,592
    Employer                                9,600,678           23,096,157       (25,801,724)           6,895,111
    Forfeited employer contributions         (322,006)                               240,796              (81,210)

      Total additions                      37,322,988           30,419,409       (54,443,221)          13,299,176

Deductions from net assets:
  Benefits paid to participants            34,068,357           12,380,611       (36,913,713)           9,535,255
  Administrative expenses                                            9,323            (7,285)               2,038

      Total deductions                     34,068,357           12,389,934       (36,920,998)           9,537,293

         Net increase (decrease)            3,254,631           18,029,475       (17,522,223)           3,761,883

Net assets available for benefits:
  Beginning of period                     265,819,703          239,264,971      (400,944,851)         104,139,823

  End of period                          $269,074,334         $257,294,446     $(418,467,074)        $107,901,706


            PRO FORMA STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                        (Unaudited)
                            For the year ended August 31, 1992


                                                                    Pro Forma Adjustments
                                                                 Transfer of      Transfer of
                                                               Assets from the    Plan Assets
                                                                 Humana Basic       to Galen
                                           Historical          Retirement Plan        Plan              Pro Forma
Additions to net assets:
  Investment income (loss):
    Net appreciation (depreciation)
     in fair value of investments        $(64,280,387)        $ (9,819,672)     $  55,282,880        $(18,817,179)
    Interest                                9,837,181            9,703,450        (16,004,364)          3,536,267
    Dividends                               4,917,595              908,792         (4,357,121)          1,469,266

                                          (49,525,611)             792,570         34,921,395         (13,811,646)

  Contributions:
    Participants                           54,719,345                             (43,388,780)         11,330,565
    Employer                               19,897,448           42,012,718        (48,678,851)         13,231,315
    Forfeited employer contributions         (758,291)                                567,050            (191,241)

      Total additions                      24,332,891           42,805,288        (56,579,186)         10,558,993

Deductions from net assets:
  Benefits paid to participants            47,537,593           19,049,311        (52,749,077)         13,837,827
  Administrative expenses                                           37,847            (29,562)              8,285

      Total deductions                     47,537,593           19,087,158        (52,778,639)         13,846,112

            Net increase (decrease)       (23,204,702)          23,718,130         (3,800,547)         (3,287,119)

Net assets available for benefits:
  Beginning of period                     289,024,405          215,546,841       (397,144,304)        107,426,942

  End of period                          $265,819,703         $239,264,971      $(400,944,851)       $104,139,823



                           SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Retirement and Savings Plan, as successor by merger of the Humana Thrift Plan and the Humana Basic Retirement Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


HUMANA RETIREMENT AND SAVINGS PLAN

BY:



/s/Arthur P. Hipwell
Arthur P. Hipwell
Senior Vice President and
  General Counsel

June 29, 1994

                          Exhibit Index




  Exhibit 23                         Consent of Coopers & Lybrand